OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

July 18, 2017

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Main Street All Cap Fund (SEC File 811-

10001)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence and telephone conference on June 20, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Main Street All Cap Fund (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (accession number 0000728889-17-000986). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS (Part A)

General

1.	Please make sure to update the series and class listings on the SEC website with the new fund name. We will update the series and class listings accordingly.

The Fund Summary

2.

The second to last sentence to the paragraph titled “Example” states: “Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect.” Since there are no fee waivers or expense reimbursement shown in the Annual Fund Operating Expenses table, please delete the sentence.

We believe the words “Any applicable” indicate clearly for readers that there may not always be a fee waiver and/or expense reimbursement, but that if there are any such waivers, those would be reflected in the example. Therefore, we respectfully decline to make this change.

Principal Investment Strategies

3.

The Commission believes that the word “primarily” in the sentence of the Principal Investment Strategies which reads “The Fund invests primarily in common stock of U.S. companies of any market capitalization size” should be changed to “80% of net assets, plus borrowings for investment purposes.” This relates to Rule 35d-1 and the Commission’s belief that the word “Main Street” in the name of the Fund suggests investment in U.S. companies” and the word “All Cap,” suggests investments in equities. See Investment Company Names, Investment Company Act of 1940 (the “Investment Company Act”) Release No. 24828, at n. 42 (Jan. 17, 2001).

Neither Rule 35d-1 under the Investment Company Act of 1940, as amended (the Rule”), nor the Adopting Release for Rule 35d-1 make reference to use of the terms “Main Street” or “All Cap.” See Investment Company Names, Rel. No. IC-24828, note 42 (Jan. 17, 2001) (“Adopting Release”). While a particular country or geographic focus in the name of a fund is subject to the Rule, we do not believe that the term “Main Street” indicates a particular country or geographic focus. The terms small-, mid-, and large-capitalization are subject to the Rule, as indicated in the “Frequently Asked Questions about rule 35d-1,” (the “FAQ”), but the tern “all-cap” is not included in the FAQ. See Frequently Asked Questions about Rule 35d-1, https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Therefore, we do not believe that the terms “Main Street” or “All Cap” are subject to Rule 35d-1 and respectfully decline to make the change.

4.

Consider whether any principal risks associated with growth and value stocks, other than those identified in "Risks of Investing in Stocks", should be separately disclosed.

We have added as principal risks “Risks of Growth Investing” and “Risks of Value Investing.”

5

Is “Industry and Sector Focus” still a principal risk of the Fund? Is there an associated strategy? Please specify the industry and sector on which the Fund will focus, and disclose the associated risks.

There is not any specific industry or sector in which the Fund expects to focus. However, from time to time the Fund may be more heavily weighted in an industry or sector (consistent with its concentration policy), and therefore we believe the disclosure is relevant. We therefore respectfully decline to make the change.

6.

Please include any principal risks associated with large cap companies.

Upon consideration, in light of the Fund’s disclosure regarding “Risks of Investing in Stocks,” we do not believe that a separate risk focusing on “large cap companies” is warranted, and therefore respectfully decline to make this change.

The Fund’s Past Performance

7.	Please include returns for 2016 in the performance bar chart. Performance for the calendar year 2016 has been added.
8.

The fund's fiscal year (2016) is other than a calendar year (July 31 year end), please include the year-to-date return as of the end of the most recent quarter in a footnote to the bar chart. See Form N-1A, Item 4(b)(2)(ii).

The Fund’s year-to-date return has been added.

Average Annual Total Return Table

9.

Please explain the reason for the selection of the different index and provide information for both the newly selected and former index. See Form N-1A, Instruction 2 to Item 4.

The Russell 3000 Index has been the Fund’s “primary” benchmark index previously and is not changing at this time. The Russell 1000 Index, which has been an additional, or “secondary” index, is being removed. Therefore, since the primary benchmark is not changing, no additional information is necessary.

The Fund’s Principal Investment Strategies and Risks

10.

In the third paragraph of the section titled “Common Stock”, please explain the “circumstances” referenced in the following sentence, “For example, “growth” stocks may perform well under circumstances in which “value” stocks in general have fallen.”

In light of the discussion in this section as a whole, we have concluded that the particular sentence does not provide shareholders with additional information and therefore has been deleted.

Other Investment Strategies and Risks

11.

Please consider clarifying the distinction between principal and non-principal strategies and risks. Additionally, consider separating strategies and risks.

We believe a typical investor would understand that a strategy identified in this section is a non-principal investment strategy of the Fund, since all principal strategies are disclosed in the immediately preceding section titled “The Fund’s Principal Investment Strategies and Risks.” While the information contained in the “Other Investment…” section may not be required by Form N-1A, we believe it provides important information to shareholders that is permitted by General Instruction C.3(b), as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the required information. Furthermore, we note that: (i) the introductory paragraph to this section informs the shareholder that the Fund “might not use all of [the] techniques or strategies [discussed in the section] or might only use them from time to time,” which contrasts with the discussion under “The Fund’s Principal Investment Strategies and Risks,” which provides that “[t]he following strategies and types of investments are the ones that the Fund considers to be the most important in seeking to achieve its investment objective.” Therefore, upon consideration of the comment, we respectfully decline to make any changes.

In addition, we believe that including the risks of a strategy alongside the description of the strategy is easier for a typical investor to read and understand than separating the strategies from the risks of those strategies. Item 9 of Form N-1A does not address how to describe risks of associated strategies, and we note that the heading stating “Other Investment Strategies and Risks” makes it clear that the strategies and associated risks are contained in this section. Therefore, we respectfully decline to make this change.

12.

In the section titled “Diversification and Concentration,” please identify the industries or sectors and related risk, referenced in the narrative, “At times, however, the Fund may emphasize investments in some industries or sectors more than others.”

Please see the Registrant’s response to Comment Number 5. There is not any specific industry or sector in which the Fund expects to focus. However, from time to time the Fund may be more heavily weighted in any given industry or sector, and therefore we believe the disclosure is relevant. We therefore respectfully decline to make the change.

13.

In the section titled “Diversification and Concentration,” the last sentence reads, “The Fund will consider, to the extent practicable, the concentration of the portfolio securities of any underlying investment companies in which it may invest when determining compliance with its concentration policy.” Please delete the phase "to the extent practicable." Some qualification as to unaffiliated funds can be made, such as: "For purposes of compliance with its concentration policy, the Fund will consider portfolio investments held by underlying investment companies in which the Fund invests, to the extent that the Fund has sufficient information about such portfolio investments.”

The disclosure has been revised accordingly.

14.

With respect to the section titled “Investment in Other Investment Companies,” confirm supplementally that Acquired Fund Fees and Expenses are included in the Annual Fund Operating Expenses table as part of “Other Expenses,” or shown as a separate line item if greater than 0.01%.

Acquired Fund Fees and Expenses amounted to less than 0.01%, and therefore are included under the caption “Other Expenses” in the Annual Fund Operating Expenses table.

15.

In the section titled “Fixed Income Market Risks,” the last sentence of the third paragraph begins, “As the Federal Reserve tapers its securities purchases pursuant to quantitative easing….” Please revise disclosure to reflect that quantitative easing ended in Oct 2014.

The disclosure has been revised accordingly.

16.

In the section titled “Derivative Investments,” the first sentence of the third paragraph titled states, “Options, futures, options on futures, options on indices, and forward contracts are some of the types of derivatives that the Fund may use.” Consider restating the language to say, "The fund may use the following types of derivatives.”

We believe the proposed disclosure would be read to indicate that those are the only types of derivatives that the Fund may use. However, the following sentence states that “The Fund may also use other types of derivatives that are consistent with its investment strategies or for hedging purposes.” The SAI contains additional information about the types of derivatives that the Fund may use. Therefore, the disclosure change proposed would be inconsistent with the paragraph as a whole, and we respectfully decline to make this change.

17.

With respect to the section titled “Portfolio Turnover” in the statutory section of the prospectus, this strategy and associated risk should also be disclosed pursuant to Form N-1A, Item 4.

Frequent trading is neither a principal investment strategy nor creates a principal risk of the Fund. We note that the Fund’s turnover for the period ended January 31, 2017 was 26%. Consequently, we have not added the disclosure.

How the Fund is Managed

18.

In the section titled “Advisory Fee,” please change “daily net assets of the Fund” to “average daily net assets of the Fund.”

The phrase “daily net assets of the Fund” more accurately reflects section 5 of the Fund’s investment advisory agreement regarding “Compensation of OFI Global” (which states, in relevant part, “aggregate net assets of the Fund as of the close of each business day”), therefore, we believe that the language is appropriate and that no revision is necessary.

About Your Account and How to Buy, Sell and Exchange Shares

19.

With respect to the section titled “The Price of Fund Shares,” please explain to the staff the types of intermediaries that are not agents. It is unclear to the Commission whether there are different cut-offs for intermediaries who are not authorized agents for the receipt of purchase and redemptions. Otherwise delete this disclosure.

Similarly, in the section titled “Buying Shares Through a Financial Intermediary” please clarify if a servicing agent is the same as an intermediary.

The disclosure regarding types of intermediaries has been deleted. Additionally, the term “servicing agent” has been removed from the disclosure.

20.

In the section titled “Redemptions in Kind,” please also disclose that when the Fund uses illiquid securities to redeem in-kind, shareholders will bear the risk of not being able to sell those illiquid securities at all.

The disclosure has been revised accordingly.

Financial Highlights

21.	Please include unaudited semiannual results. See Form N-1A, Item 13 Instruction 1(a). Semi-annual financial highlights have been included.

Statement of Additional Information (Part B)

Investment Restrictions

22.

Please apply the comment given by Ned Rubinstein regarding senior securities. The comment is to further define “senior security” in connection with Section 18(g) of the Investment Company Act of 1940, as amended, so that the definition of senior securities is limited to “stock senior securities” and does not include debt securities.

Section 18(g) provides a definition of “senior security” that is much broader than “stock senior securities” (e.g. “any bond, debenture note or similar obligation or instrument…”). The disclosure the Staff suggests to revise is intended solely to provide context for understanding the Fund’s investment restrictions. To this end, we believe that in the context of a discussion of the restrictions and explanatory disclosure as a whole, our general definition is consistent with the definition provided in Section 18(g) and do not believe it appropriate to limit the definition in the manner the Staff suggests. Consequently, we respectfully decline to make this change.

23.

In the section titled “Non-Fundamental Restrictions, the sentence in the second to last paragraph reads, “The Fund will consider, to the extent practicable, the concentration of the portfolio securities of any underlying investment companies in which it may invest when determining compliance with its concentration policy.” Please delete the phase "to the extent practicable." Some qualification as to unaffiliated funds can be made, such as: "For purposes of compliance with its concentration policy, the Fund will consider portfolio investments held by underlying investment companies in which the Fund invests, to the extent that the Fund has sufficient information about such portfolio investments.”

The disclosure has been revised accordingly. See also comment 12.

Remuneration of Officers and Trustees

24.

With respect to total compensation form the Fund and fund complex, remuneration should be based on last fiscal year. See Form N-1A, Item 17(c).

With respect to the total compensation from the Fund and fund complex, we do not interpret form N-1A to mandate that the total compensation from the fund complex be based on fiscal year. We read the introductory paragraph of Item 17(c) along with Instruction 2 to the table to require that compensation from the individual fund to be based on fiscal year. Accordingly, the remunerations paid from the Fund is based on fiscal year end, however, it is not practicable to calculate the remuneration from all of the funds in the complex as of this fund’s fiscal year end, therefore, for remuneration from the complex calendar year end is used and we respectfully decline to make this change.

The Manager and the Sub-Adviser

25.

In the section titled “The Sub-Advisory Agreement,” the sub- and sub-sub-advisers' compensation must be disclosed regardless of whether they are paid by the Fund or its primary adviser. Also, disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (e.g., total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. Please note that, pursuant to Form N-1A Item 19(a)(3)(i), the dollar amount paid to the Fund’s primary adviser and any affiliated sub-advisers can be aggregated. The method of calculation, as well as any credits and expense limitations, must still be disclosed individually for both the primary adviser and its affiliates. Also, Form N-1A Item 28(d) requires that the Fund attach a copy of each advisory agreement (including all sub- and sub-sub-advisory agreements) to the registration statement (or incorporate the agreements by reference).

We note that the third paragraph under the heading “The Investment Advisory Agreement” on page 32 of the SAI states that “The management fees paid by the Fund to the Manager are calculated at the rates described in the Prospectus.” We also note that the Fund does not have a sub-sub-adviser.

We respectfully disagree with the Commission staff’s position that sub-advisory fees should be considered payable by the Fund and are aware of no codified Commission guidance that supports the staff’s position to interpret the words used in Item 19(a)(3) of Form N-1A to mean anything other than their plain meaning. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)              The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

We also believe that the statement that “the staff considers sub-advisory fees to be payable by the Fund” is not supported by the Final Rule and Item 19(a)(3). Although Form N-1A has been revised several times since the publication of the Final Rule 20 years ago, we are not aware of any proposal by the Commission during that time that clarified that a Fund must disclose additional, potentially confusing and unhelpful information about sub-advisory fees that the investment adviser pays directly to the sub-adviser that does not have a contract with the Fund.

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

Attached to the filing are an Amended and Restated Investment Advisory Agreement and a Restated Sub-Advisory Agreement.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Emily Ast

Emily Ast
Vice President and Associate General Counsel

cc:	Cynthia Lo Bessette, Esq.
Joseph Benedetti, Esq.
Taylor V. Edwards, Esq.
Ropes & Gray LLP